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                                        ----------------------------------------
MAY 2003                                KENMAR
                                        ----------------------------------------
SUMMARY                                 GLOBAL
                                        ----------------------------------------
                                        TRUST
                                        ----------------------------------------
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Kenmar Global Trust (KGT) ended May +5.43%  primarily  from  interest  rates and currencies. The Net Asset Value per unit of KGT was $118.68 as of May 31, 2003.

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Allocation of Assets to Advisors

                                    May 1 2003    Jun 1 2003
                                    ----------    ----------

                     Graham             30%           31%

                     Grinham            37%           37%

                     Transtrend         33%           32%

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Most global stock markets posted strong  returns for investors  during May, with the US' tech-heavy Nasdaq continuing its 2003 surge, netting +9.0% during the month (+19.5% year-to-date). Other US stock indices also gained, including the Dow Jones Industrial Average and the S&P 500 (+4.4% and +5.1% respectively). US investors had a boost in confidence in May despite concerns about a weakening US dollar. In Asia, a weakening of the yen buoyed Japanese exporters which helped to carry Japanese stocks higher. The Nikkei ended a two-month slide by posting a robust +7.6% return in May. Also of interest, the FTSE 100, the DAX and the France's CAC all gained in May (+3.1%, +1.4% and +1.3% respectively).

US government debt prices continued to rise in May as worries over the prospect of low inflation kept investors anticipating another interest rate cut. However, at month-end growing confidence about the US economy, a rally in equities and the sustainability of corporate earnings prompted a retreat from the upward march in bond prices. European bond markets followed suit and in Japan, Japanese Government Bond yields fell to lows as concerns grew that the prospect of continued low inflation outside of Japan, which added to deflationary pressures plaguing the economy.

The US dollar continued its downward trend during May and US Treasury Chief John Snow added pressure to the greenback's slide when he suggested that the US government supports a weaker currency. At month-end the dollar had lost a significant amount of ground against the British pound, euro and Swiss franc. The euro benefited strongly on the back of dollar weakness as it rallied to all-time highs against the majors. The Australian dollar and Canadian dollar both rose for the month with the latter surpassing a five-year high. In Asia, the Japanese yen rose and then fell back, as investors reacted to reportedly massive intervention by the Bank of Japan and noted the bank's move to loosen monetary policy.

In the commodities markets, crude prices rallied on continued Middle East tensions and data that showed that inventories failed to grow as much as analysts had hoped. Gold prices surged after the European Central Bank decided to leave rates on hold, sparking a switch into the safe haven investment. Amid volatile price action, corn, wheat and soybeans ended the month higher. Cocoa prices plummeted due to production concerns from continued tension in the Ivory Coast. Coffee prices also tumbled for the month.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,


/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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[KENMAR    For further information contact  Two American Lane   Tel 203.861.1025
LOGO]      Kenmar Securities, Inc.          PO Box 5150         Fax 203.552.1500
                                            Greenwich, CT 06831

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING MAY 31, 2003


                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $952,135.37
Change in Unrealized Gain/(Loss)                                    $604,984.56
Gain/(Loss) on Other Investments                                     $20,660.85
Brokerage Commission                                               ($181,576.36)
                                                                  -------------
Total Trading Income                                              $1,396,204.42

EXPENSES
Audit Fees                                                            $3,333.35
Administrative and Legal Fees                                         $7,773.86
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.05
Incentive Fees                                                      $220,221.42
Other Expenses                                                            $0.00
                                                                  -------------
Total Expenses                                                      $241,328.68

INTEREST INCOME                                                      ($1,503.05)

NET INCOME(LOSS) FROM THE PERIOD                                  $1,153,372.69
                                                                  =============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month               $21,241,116.27
Addition                            $568,054.11
Withdrawal                          ($80,507.52)
Net Income/(Loss)                 $1,153,372.69
                                 --------------
Month End                        $22,882,035.55

Month End NAV Per Unit                  $118.68

Monthly Rate of Return                     5.43%
Year to Date Rate of Return                7.14%


                    To the best of our knowledge and belief,
                the information above is accurate and complete:


/s/ Kenneth A. Shewer                         /s/ Marc S. Goodman
    Kenneth A. Shewer, Chairman                   Marc S. Goodman, President




                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust